UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            General Components, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                  36938 Q 10 3
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                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 2, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP No.  36938Q 10 3                    13D                  Page 2 of 5 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Marvel Sight Limited
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) |_|
        (b) |_|
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
        |_|
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
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NUMBER OF       7       SOLE VOTING POWER
SHARES                  5,500,000
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH                    N/A
REPORTING       ----------------------------------------------------------------
PERSON WITH     9       SOLE DISPOSITIVE POWER
                        5,500,000
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,500,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ma Qing
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) |_|
        (b) |_|
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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
        |_|
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        French
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NUMBER OF       7       SOLE VOTING POWER
SHARES                  5,500,000
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH                    N/A
REPORTING       ----------------------------------------------------------------
PERSON WITH     9       SOLE DISPOSITIVE POWER
                        5,500,000
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,500,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        I
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

                                                               Page 4 of 5 Pages

Item 1.     Security and Issuer.

            This Amendment No. 1 to the Statement on Schedule 13D initially filed on October 27, 2006 relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong.

Item 2.     Identity and Background.

            No material change.

Item 3.     Source and Amount of Funds and Other Consideration.

            Upon exercise of 33,481,848 warrants previously issued to Marvel Sight Limited by the Company at an exercise price of $0.00001 per share, on March 2, 2007, 3,348,184 shares of the Company's Common Stock were issued to Marvel Sight Limited for total consideration of $33.48. Such issuance gives effect to a 1 for 10 reverse split effective February 13, 2007.

Item 4.     Purpose of Transaction.

            No material change.

Item 5.     Interest in Securities of the Company.

            (a) Marvel Sight is the holder of record of an aggregate of 5,500,000 shares of Common Stock, representing approximately 9.8% of the total outstanding shares of Common Stock as of March 5, 2007. Ma Qing in his capacity as the sole shareholder of Marvel Sight may be deemed the indirect beneficial owner of 5,500,000 shares of Common Stock.

            (b) Marvel Sight has the sole power to vote or to direct the vote, and has the sole power to dispose or direct the disposition of the 5,500,000 shares of Common Stock. Ma Qing has voting and dispositive power over the shares of Common Stock owned by Marvel Sight in his capacity as the sole shareholder of Marvel Sight.

            (c) Other than the acquisition of the shares as reported in this
Schedule 13D, neither Marvel Sight nor Ma Qing has effected any transactions in the Common Stock of the Company in the past sixty (60) days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            No material change.

Item 7.     Materials to be Filed as Exhibits.

            Not applicable.

                                                               Page 5 of 5 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     March 8, 2007

                                              Marvel Sight Limited

                                              By:    /s/ Ma Qing
                                                  --------------------------
                                              Name:  Ma Qing
                                              Title:  Director

                                                     /s/ Ma Qing
                                                  --------------------------
                                              Ma Qing